EXHIBIT 99.1

Equinox Gold Annual Meeting and Corporate Filings

VANCOUVER, BC, March 24, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual and special meeting of shareholders ("AGM") on Wednesday, May 5, 2021 commencing at 1:30 pm Vancouver time. Due to the ongoing COVID-19 pandemic, Equinox Gold will hold its AGM in a virtual format via live audiocast.

All interested investors are invited to participate in the AGM using the login details below. Registered shareholders or duly appointed proxy holders can submit questions during the live audiocast.

AGM commencing at 1:30 pm Vancouver time

Login: https://web.lumiagm.com/215049834
Meeting ID: 215049834
Password: equinox2021

Information regarding how to participate in the virtual meeting has been distributed to shareholders and is also available for download on Equinox Gold's website at www.equinoxgold.com/investors/shareholder-meetings.

Meeting Materials

To further its commitment to environmental sustainability and to reduce its printing and mailing costs, Equinox Gold uses the Notice and Access process for the delivery of meeting materials. Under Notice and Access, instead of receiving printed copies of the meeting materials shareholders receive a Notice and Access Notification containing details of the AGM date and purpose, how to access the live audiocast, and information on how to access the meeting materials electronically. Shareholders with existing instructions on their account to receive printed materials have been mailed a printed copy of the meeting materials. All of the meeting materials can be downloaded from Equinox Gold's website at www.equinoxgold.com/investors/shareholder-meetings and from Equinox Gold's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Shareholders may request that printed copies of the meeting materials be mailed to them at no cost by contacting the Company at info@equinoxgold.com or by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International).

Corporate Update

As in previous years, Equinox Gold will host a live conference call and webcast after the AGM commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives and to provide an update on activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's executive team. The webcast will be archived on Equinox Gold's website until August 5, 2021.

Corporate update commencing at 2:00 pm Vancouver time

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340
Webcast	www.equinoxgold.com

Castle Mountain Technical Report

Equinox Gold has filed a National Instrument 43-101 Technical Report regarding the feasibility study and updated mineral reserve estimate for the planned Phase 2 expansion of its 100% owned Castle Mountain Gold Mine in California, USA, the results of which were announced on March 22, 2021. The technical report is available for download on SEDAR, on EDGAR and on Equinox Gold's website.

Annual Information Form

The Company has also filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2020. The Annual Information Form is available for download on SEDAR, on EDGAR and on Equinox Gold's website. The Form 40-F is available for download on EDGAR.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-annual-meeting-and-corporate-filings-301255380.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/24/c3705.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 18:17e 24-MAR-21